Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964 Tel: 404.817.6000 Fax: 404.817.6050 www.nelsonmullins.com	Rusty Pickering Tel: 404.817.6117 rusty.pickering@nelsonmullins.com

February 12, 2007

Via Courier

Mike Clampitt

Senior Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, DC  20549

Re:	Banuestra Financial Corporation (fka El Banco Financial Corp.)
Registration Statement on Form SB-2, amendment number 3
Filed January 25, 2007
File Number 333-135900

Dear Mr. Clampitt:

On behalf of Banuestra Financial Corporation (“Banuestra”), this letter responds to the Staff’s comment letter dated February 7, 2007 regarding the registration statement of Banuestra referenced above.  To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Banuestra rather than this law firm.  The responses in this letter are based on representations made by Banuestra management to this law firm for the purpose of preparing this letter.

General

1.                                       We understand from counsel that you plan to update this filing with December 31, 2006, year end audited information.  Please note that we will likely have new comments on this information when filed.  Also, please ensure that all of your text is at least as current as the latest financial information.

Response:

We have included audited 2006 financial statements and have updated all text in the filing accordingly.

2.                                       In addition to updated financial information, please update your filing to reflect the events of the February 4 turnover of assets and liabilities to SunTrust and any other new, material information since this amendment number 3.

Response:

We have updated the filing to reflect the events of the February 4, 2007 consolidation, including receipt of an additional payment of $1.5 million from SunTrust Bank.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Prospectus Cover

3.                                       Item 501(a)(8)(i) of Regulation S-B requires a quantified price range in any circulated preliminary prospectus.  Since you have included the red herring language, but not provided a price range, please confirm that you have not circulated a preliminary prospectus.

Response:

We confirm that we have not circulated a preliminary prospectus and we undertake that we will file a Registration Statement containing a price range before we circulate a preliminary prospectus.

Inside cover page graphics

4.                                       Please revise the third page so that the table heading and information agree.  The information in the table qualifies membership growth, not sales figures.

Response:

We have revised the heading to read “Active Membership Growth” per your request.

General, page 1

5.                                       Please give the name under which the 12 retail locations do business.

Response:

The 12 retail locations did business as “El Banco de Nuestra Comunidad” until February 4, 2007 when we changed all of their signage and began to do business as “Banuestra.”  The filing reflects this change.

6.                                       You continue to use promotional text in your Form SB-2 that is not appropriate in an SEC filing.  We note the new, last sentence of the third paragraph.  The projected growth of the Hispanic community over the next 45 years appears to have little, if any, material connection to your company’s performance in the foreseeable future.  This would probably also be true even if the trend was negative over the next 45 years.  Further, information like this is very speculative and prone to being wrong.  Here and in future filings with the SEC please limit your disclosure to information that is important to an investor.

Response:

We have revised the filing in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

7.                                       If applicable, please update your management’s discussion and analysis as a result of the inclusion of updated audited financial statements.  Refer to Item 303 (b) of Regulation S-B.

Response:

We have revised the MD&A to reflect the inclusion of the audited financials for 2006.

Results of Operations, page 29

8.                                       On page 29, you state that revenue from lending services decreased $223,028 from September 30, 2005 to September 30, 2006.  To explain this fluctuation you disclose the following components:

•               Interest collected on the loan portfolio increased $346,487;

•               Loan origination fees decreased $86,525; and

•               Fees to SunTrust for lending services increased $223,418.

The sum of these components does not substantially explain the $223,028 decrease.  Please revise accordingly.

Response:

We have revised the filing in response to this comment.

Audited Financial Statements - December 31, 2005

General

9.                                       If applicable, please file updated financial statements as required by Item 310 of Regulation S-B when filing your amendment.

Response:

We have revised the filing to include audited 2006 financial statements.

10.                                 We note your response to comment 28 of our letter dated January 11, 2007 as well as your revision to the income statement and related footnote disclosure.  Note 1 to the financial statements discloses that the statements of operations for the years ended December 31, 2004 and 2005 have been reclassified to reflect proper accounting under EITF 99-19.  We believe this change represents a correction of an error resulting from the misapplication of accounting principles.  Please revise to:

•               Remove the reclassification footnote;

•               Disclose the nature of the error and the effect of its correction in the restatement footnote (Note 2); and

•               Clearly label those periods that have been restated “as restated” on the face of the financial statements.

Refer to paragraph 13 and 36-37 of APB 20.

Response:

The amended SB-2 now includes 2006-2005 financials rather than the 2005-2004 financials of the prior filings. Per Paragraph 26 of SFAS 154, the disclosure regarding the restatement that would have been required in the notes to the 2005 financials are not required in the financial statements of subsequent periods (i.e. 2006). The reclassification paragraph in footnote 1 does not refer to the restated items, but to a reclassification of some supply item expenses from “other selling, general and administrative” to “occupancy and equipment”  in 2006, which was conformed in 2005.

Statements of Operations. page F-4

11.                                 We note that you present one sub-total for costs and expenses applicable to sales and revenues and another sub-total for other operating costs.  Please revise to present only one subtotal for all such expenses in arriving at gross margin.  Refer to Rule 5-03 of Article S-X.

Response:

We have revised the filing in response to this comment.

Unaudited Financial Statements - September 30, 2006

12.                                 We note your response to comment 29 of our letter dated January 11, 2007 and your conclusion that the entire $500,000 should be recognized up-front as non-operating income in the period received.  Your response appears to suggest that the true substance of the transition agreement is a contract termination arrangement and it does not appear that you have the ability to separate the contract into different elements, and then separately account for each of the different elements.  In this regards, as noted in your response, there is no substance to the elements.  In this regard, as noted in your response, there is no substance to the elements that were delivered and you do not have the ability to make a reasonable allocation of the contract proceeds among the different elements.  As a result, we believe the $500,000 payment should be deferred until the actual completion of the transition agreement in 2007.  Please revise accordingly or provide us with additional information to support your conclusion.

Response:

We have revised the financial statements and the filing to reflect the accounting treatment indicated in this comment.

Unaudited Pro Forma Condensed Financial Statements, page F-30

13.                                 We note your response to comment 21 of our letter dated January 11, 20007 that you do not reflect the daily operating cash provided to you by SunTrust on your balance sheet because the cash belongs to SunTrust.  We also note your disclosure on page F-30 that the pro forma balance sheet assumes that you are required to borrow $2.8 million to replace the SunTrust cash to be returned upon termination of your relationship.  Please revise your disclosure on pages 4 and F-30 to:

•       Describe, in detail, your arrangement with SunTrust which allows for your use of “vault cash”;

•       Explain how this cash has historically been used to facilitate your retail operations;

•       Clarify that the pro forma balance sheet has not been adjusted to reflect an additional $2.8 million in financing that you believe you will need to replace the SunTrust cash to be returned upon termination of your relationship; and

•       Describe how you plan to use the funds from the anticipated borrowing.

Response:

On February 1, 2007, we borrowed $2.75 million to replace the daily operating cash previously provided to the company by SunTrust.  SunTrust provided this cash to facilitate the daily operations of the company. On termination of the SunTrust relationship, we returned this cash to SunTrust and replaced it with cash from the $2.75 million operating line of credit. On closing of this offering, we will pay off this line of credit with the proceeds of the offering.  The filing has been revised to reflect these facts.

Exhibit 5.1

14.                                 We see that you have not yet filed exhibit 5.1.  Please note that we may have comments on the opinion when filed.

Response:

We have filed a form of opinion of Nelson Mullins Riley & Scarborough LLP with this Amendment No. 4.

Exhibit 23.1

15.                                 If applicable, please include an updated consent from your independent auditors when filing your amendment.

Response:

We have included an updated consent from our independent auditors with this filing.

*  *  *  *  *

If you have any questions regarding Amendment No. 4, please call me at (404) 817-6117.

Sincerely,

/s/ Rusty Pickering

Rusty Pickering

cc:	David Lyon
Don Walker
Benjamin Phippen
Drew W. Edwards